Exhibit 43
Dolan Family LLC
c/o Mr. Richard Bohm
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
DECEMBER 8, 2008
Dear Mr. Bohm:
     The purpose of this letter agreement is to confirm the rights and obligations of Bear, Stearns International Limited (“Bear Stearns”) and Dolan Family LLC (“Counterparty”) under the Transaction entered into on November 3, 1999 (the “Transaction”) between the parties, as evidenced by a Confirmation between the parties dated November 3, 1999 (the “Confirmation”). Any capitalized term that is used but not defined herein shall have the meaning set forth for such term in the Confirmation.
     WHEREAS, pursuant to the terms of the Confirmation, Counterparty was required to settle the Transaction in three separate tranches on the Settlement Dates set forth in the Confirmation (the “Scheduled Settlement Dates”);
     WHEREAS, for each of the Scheduled Settlement Dates, the Relevant Price on the applicable Pricing Date was less than the Floor Price;
     WHEREAS, the aggregate Number of Shares to be Delivered by Counterparty to Bear Stearns for all Settlement Dates is 7,977,325 Class A shares (also known as NY Group Class A Shares) (the “Shares”, and the number of such Shares, the “Share Delivery Requirement”) of Cablevision Systems Corporation (“CVC” or the “Issuer”) and such number was determined in accordance with the Confirmation based on the Relevant Prices on the Pricing Dates that occurred in 2003 and 2004;
     WHEREAS, settlement of the Transaction did not occur on the Scheduled Settlement Dates and the Share Delivery Requirement remains deliverable in settlement of the Transaction;
     WHEREAS, prior to the execution of this letter, Bear Stearns has delivered a copy of an opinion of Davis Polk & Wardwell, on which the Issuer and its transfer agent are permitted to rely (the “Opinion”).
     NOW, THEREFORE, in consideration of the mutual covenants and agreements herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree to effect settlement of the Transaction as follows:
1.	Counterparty hereby irrevocably instructs J.P. Morgan Clearing Corp. and/or its agent to deliver the share certificates, representing in aggregate 7,977,325 CVC Class B shares (as known as NY Group Class B Shares), held as Collateral by Bear Stearns or its affiliate pursuant to the Confirmation (the “Collateral Shares”), to the Issuer together with a stock power and a copy of the Opinion.
2.	Counterparty shall irrevocably instruct the Issuer to (a) convert the Collateral Shares into fully paid and non-assessable Shares and register such Shares in the name of Cede & Co. as nominee of The Depositary Trust Company (“DTC”) and (b) instruct the transfer agent to deliver such Shares, free of any legend that relates to any restriction on the disposition thereof, including any restriction under the Securities Act of 1933, as amended, to DTC for the benefit of J.P. Morgan Clearing Corp. (DTC participant 0352) for further credit to account number 35122326-16 (such Shares, the “Settlement Shares” and the date on which the Settlement Shares are so delivered, the “Share Delivery Date”).

3.	Upon J.P. Morgan Clearing Corp.’s receipt of the Settlement Shares in the manner described in paragraph 2 above, Counterparty shall be deemed to have fulfilled its obligation under the Transaction to deliver the Share Delivery Requirement to Bear Stearns.

4.	Counterparty shall pay to Bear Stearns an amount in respect of dividends previously paid on the Collateral Shares (the “Date Hereof Dividend Amount”) equal to thesum of (i) $89,498,255.00 that was credited to the Collateral Account as of November 20, 2008, and (ii) interest accrued thereon in the Collateral Account from November 20, 2008 to the date hereof. The “Collateral Account” is the following account:
Citibank
111 Wall Street, New York, NY
ABA # 021000089
A/C Bear Stearns
A/C # 09253186
Sub A/C Dolan Family LLC
Sub A/C # 353-01457-XA8
Counterparty hereby irrevocably instructs Bear Stearns to retain such amount of cash as and when credited to the Collateral Account and apply such cash in complete satisfaction of Counterparty’s obligation to pay the Date Hereof Dividend Amount to Bear Stearns. For the avoidance of doubt, the full amount of the Date Hereof Dividend Amount shall be the amount described above in the Collateral Account (exclusive of the Stock Borrow Amount received therein) and shall not require any additional payment from Counterparty.

5.	Counterparty shall irrevocably instruct the Issuer to pay an amount in respect of the dividend on the Shares for which the record date was November 17, 2008 equal to $797,732.50 (the “November 2008 Dividend Amount”) into the Collateral Account on December 9, 2008. Counterparty hereby irrevocably instructs Bear Stearns to retain, upon receipt in the Collateral Account, an amount of cash held in the Collateral Account equal to the November 2008 Dividend Amount and apply such cash in complete satisfaction of Counterparty’s obligation to pay the November 2008 Dividend Amount to Bear Stearns.

6.	Counterparty shall pay to Bear Stearns on the date hereof an amount equal to $3,980,000.00 with respect to Bear Stearns’ cost of borrowing Shares in order to maintain its hedge of the Transaction during the period from the Scheduled Settlement Dates to the date hereof (the “Stock Borrow Amount”). Counterparty shall make such payment to the Collateral Account and hereby irrevocably instructs Bear Stearns to retain, upon such receipt in the Collateral Account, an amount of cash held in the Collateral Account equal to the Stock Borrow Amount and apply such cash in complete satisfaction of Counterparty’s obligation to pay the Stock Borrow Amount to Bear Stearns.

7.	Counterparty represents and warrants that it is the record holder of the Collateral Shares and that each of the Collateral Shares is convertible into one fully paid and non-assessable Share.

8.	Counterparty agrees that it shall promptly take such steps as may be reasonably requested by Bear Stearns, in order to effect delivery of the Settlement Shares described herein, including without limitation, providing or completing stock powers or transfer instructions.

9.	If (a) J.P. Morgan Clearing Corp. fails to receive the Settlement Shares in the manner described in paragraph 2 hereof within three New York business days following the date on which J.P. Morgan Clearing Corp. and/or its agent delivers the certificates representing the Collateral Shares, the stock power and a copy of the Opinion to the Issuer in accordance with Counterparty’s instructions set forth in paragraph 1 above, (b) Bear Stearns does not receive the November 2008 Dividend Amount in the Collateral Account by December 12, 2008 or (c) Counterparty fails to pay the Stock Borrow Amount to Bear Stearns on the date hereof, it shall be an Event of Default in respect of Counterparty under the Master Agreement.

10.	Upon (a) J.P. Morgan Clearing Corp.’s receipt of the Settlement Shares in the manner described in paragraph 2 hereof, (b) Bear Stearns’s receipt of the November 2008 Dividend Amount in the Collateral Account and (c) Counterparty’s payment of the Stock Borrow Amount as set forth herein, the parties hereby agree and acknowledge that (i) all of Counterparty’s obligations under the Transaction and the Master Agreement shall be irrevocably, fully and completely satisfied, paid and discharged and (ii) the Transaction evidenced by the Confirmation shall terminate and have no further force or effect.

11.	This letter agreement shall be construed in accordance with and governed by the laws of the State of New York (without reference to choice of law doctrine).
Very truly yours,

BEAR, STEARNS INTERNATIONAL LIMITED

By:	/s/ Karen Reynolds Name: Karen Reynolds
Title: Executive Director
Agreed and Acknowledged,

DOLAN FAMILY LLC

By:	/s/ Edward Atwood Name: Edward Atwood
Title: Manager

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